UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
THRIFT AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
100 Glenborough  Drive,  Suite 100
Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 14, 2012

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Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2010. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
June 20, 2011

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value (Note 4)	$206,667,818	$192,221,656
Receivables
Notes receivable from participants	4,759,834	4,127,457
Participant contributions receivable	3,599	-
Employer contributions receivable	7,648,939	5,515,089
Due from trustee for securities sold	164,672	15,805
Total receivables	12,577,044	9,658,351
Cash, non-interest bearing	7,735	9,506
Total Assets	219,252,597	201,889,513

Liabilities
Due to trustee for securities purchased	127,003	59,494
Total Liabilities	127,003	59,494
Net Assets Available for Benefits, at fair value	219,125,594	201,830,019

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(667,349)	(195,612)
Net Assets Available for Benefits	$218,458,245	$201,634,407

The accompanying notes are an integral part of these financial statements.

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2011

Additions
Investment Income
Dividends	$3,799,297
Interest from other investments	331,333
Net Investment Income	4,130,630

Interest income on notes receivable from participants	157,212

Contributions
Participants	14,269,107
Rollover	1,350,709
Employer, net of forfeitures	15,841,349
Total Contributions	31,461,165

Total Additions	35,749,007

Deductions
Net depreciation in fair value of investments (Note 4)	1,451,166
Benefits paid to participants	17,449,224
Administrative expenses	24,779
Total Deductions	18,925,169

Net Increase in Net Assets Available for Benefits	16,823,838

Net Assets Available for Benefits
Beginning of year	201,634,407
End of year	$218,458,245

The accompanying notes are an integral part of these financial statements.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 1.  Description of the Plan

The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their base compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $16,500 in both 2011 and 2010. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s base compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($5,500 in both 2011 and 2010). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.

A profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s base compensation, including overtime, while a covered employee during that year:

	Percentage of Base	Percentage of Base
	Compensation while a	Compensation while a
	Covered Employee that was	Covered Employee that was
	Below the Social Security	Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, the Noble Energy common stock units, a common collective trust fund, as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.

Benefits Paid to Participants

Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Notes Receivable from Participants

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2011 ranged from 3.25% to 8.25% and loans are required to be repaid within five years through payroll deductions. Loans beyond a five year maturity represent loans that originated under the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan prior to its merger into the Plan. Maturity dates on loans outstanding as of December 31, 2011 ranged from January 7, 2012 to July 31, 2024. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.

Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock units and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the record keeper.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Noble Energy Common Stock Unit Voting Rights

Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock units allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the stock units are voted by the Trustee as directed by the Committee.

Note 2.  Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan initially adopted the new accounting standards update as of December 31, 2010 except for the provisions of this update that were to be effective in the year ending December 31, 2011. As of December 31, 2011, The Plan has adopted all provisions of the update. The implementation of the new accounting standards update did not have a significant impact on the Plan’s financial statements as of December 31, 2011.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04: Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 clarifies application of fair value measurement and disclosure requirements and is effective for annual and interim periods beginning after December 15, 2011. Early application is not permitted. We do not expect the provisions of ASU 2011-04 to impact the Plan’s financial statements or financial statement disclosures as we do not currently hold any investments classified as Level 3 on the fair value hierarchy.

Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value.

The Plan’s investment in the Fidelity Managed Income Portfolio which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2011 and 2010 with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  This fund invests in investment contracts issued by insurance companies and other financial institutions (Wraps), fixed income securities, and money market funds. The fair value of the Fidelity Managed Income Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

As of December 31, 2011 and 2010, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio were approximately 1.92% and 2.68% at December 31, 2011 and 2010, respectively. The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.39% and 1.44% at December 31, 2011 and 2010, respectively.

Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock units of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. As of December 31, 2011 and 2010, there were no outstanding balances related to these lines of credit.

Notes Receivable from Participants

Notes receivable for participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan.

Benefit Payments

Benefits are recorded as paid.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2011 and 2010 was $448,776 and $56,678, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce future contributions were $300,000 in 2011 and $175,000 in 2010.

Note 3.  Fair Value Measurements

US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, common stock and other investments. The fair values are based on quoted market prices.

Common collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices	Significant Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement

December 31, 2011
Interest bearing cash	$5,379,964	$-	$-	$5,379,964
Common collective trust fund	-	27,057,755	-	27,057,755
Mutual funds:
Large cap funds	35,380,045	-	-	35,380,045
Mid cap funds	14,226,442	-	-	14,226,442
Small cap funds	3,994,450	-	-	3,994,450
International funds	9,061,651	-	-	9,061,651
Blended funds	34,746,373	-	-	34,746,373
Fixed income funds	14,316,870	-	-	14,316,870
Other funds	915,486	-	-	915,486
Total mutual funds	112,641,317	-	-	112,641,317
Common stocks:
Noble Energy common stock units	58,763,699	-	-	58,763,699
Other common stock	2,592,050	-	-	2,592,050
Total common stocks	61,355,749	-	-	61,355,749
Other investments	233,033	-	-	233,033
Total investments, at fair value	$179,610,063	$27,057,755	$-	$206,667,818

December 31, 2010
Interest bearing cash	$4,334,321	$-	$-	$4,334,321
Common collective trust fund	-	24,057,723	-	24,057,723
Mutual funds:
Large cap funds	37,826,751	-	-	37,826,751
Mid cap funds	13,969,362	-	-	13,969,362
Small cap funds	3,915,157	-	-	3,915,157
International funds	10,847,465	-	-	10,847,465
Blended funds	27,320,268	-	-	27,320,268
Fixed income funds	11,695,439	-	-	11,695,439
Other funds	880,977	-	-	880,977
Total mutual funds	106,455,419	-	-	106,455,419
Common stocks:
Noble Energy common stock units	54,693,857	-	-	54,693,857
Other common stock	2,514,879	-	-	2,514,879
Total common stocks	57,208,736	-	-	57,208,736
Other investments	165,457	-	-	165,457
Total investments, at fair value	$168,163,933	$24,057,723	$-	$192,221,656

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 4. Investments

The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2011	2010
Noble Energy common stock units (1)	$58,763,699	$54,693,857
American Funds Growth Fund of America (Class A Shares) (2)	9,494,766	10,797,631
Dodge & Cox Stock Fund (2)	9,911,330	11,168,760
Fidelity Diversified International K Fund (1) (2)	9,061,651	10,847,465
Fidelity Managed Income Portfolio (contract value of $26,390,406 and $23,862,111, respectively) (1)	27,057,755	24,057,723
PIMCO Moderate Duration Fund	14,316,870	11,695,439

(1)      Represents party-in-interest
(2)      In 2011, this fund represented less than 5% of the Plan's net assets

As of December 31, 2011 and 2010, approximately 27% of the Plan’s net assets were invested in Noble Energy common stock units.

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value as follows:

Year Ended December 31,
2011
Noble Energy common stock units	$6,100,204
Mutual funds	(7,274,244)
Common stocks	(277,126)
Net appreciation (depreciation) in fair value	$(1,451,166)

Note 5.  Tax Status

The Plan is exempt from federal income taxes under IRC Sections 401 (a) and 501 (a) and has previously received a favorable determination letter from the IRS dated July 22, 2009. Although the Plan has been amended since the date of the determination letter, the Committee is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2008.

Note 6.  Related-Party Transactions

The Plan allows for investment in Noble Energy common stock units. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock units were $58,763,699 and $54,693,857 as of December 31, 2011 and 2010, respectively.

The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $92,206,215 and $82,356,926 as of December 31, 2011 and 2010, respectively.

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NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

Note 7.  Risks and Uncertainties

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain of the funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$218,458,245	$201,634,407
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	667,349	195,612
Net assets available for benefits per the Form 5500	$219,125,594	$201,830,019

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2011
Net increase in net assets available for benefits per the financial statements	$16,823,838
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2011 and 2010	667,349
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2010 and 2009	(195,612)
Net increase in net assets available for benefits per the Form 5500	$17,295,575

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

Index

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Note 9.  Delinquent Participant Contributions

As reported on Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2011, certain participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.53-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2011. Delinquent participant contributions in the amount of $3,599 relating to plan year 2011 were made to the plan on January 24, 2012 for the period outstanding.  Additionally, on January 24, 2012, the Company remitted $115 of lost earnings on the delinquent participant contributions for the period outstanding.

Note 10.  Subsequent Events

Effective May 31, 2012, Noble Energy converted the Plan’s Noble Energy Unitized Stock Fund from a unitized stock fund to real-time traded stock. On or after May 31, 2012, real-time trading will only apply to exchanges into and out of the Noble Energy Stock Fund.

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Schedule 1

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2011

	Relationship to plan,
Identity of	ployer or other	Description of transaction,	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4(a)	earnings
Noble Energy, Inc.	Plan sponsor	2011 participant contributions not deposited to Plan in a timely manner	$3,599	$115

During 2011, it was discovered that there were unintentional delays by the Company in submitting participant contributions in the amount of $3,599 to the Trustee. On January 24, 2012, the Company remitted the deliquent participant contributions in addition to $115 of lost interest on the delinquient participant contributions for the period outstanding.

See accompanying report of independent registered public accounting firm.

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Schedule 2

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
EIN: 73-0785597  Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of issue, borrower,			Current
lessor, or similar party		Description of investment	value
	Interest Bearing Cash
*	Fidelity Institutional Money Market Portfolio	Cash	2,555,065
	Total Interest Bearing Cash		2,555,065

	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	27,057,755
	Total Common Collective Trust Fund		27,057,755

	Mutual Funds
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	9,494,766
	Dimensional Fund Advisors Small Cap I Fund	Mutual fund	3,994,450
	Dodge & Cox Stock Fund	Mutual fund	9,911,330
*	Fidelity Diversified International K Fund	Mutual fund	9,061,651
*	Fidelity Dividend Growth K Fund	Mutual fund	7,575,556
*	Fidelity Freedom K Income Fund	Mutual fund	729,187
*	Fidelity Freedom K 2000 Fund	Mutual fund	496,821
*	Fidelity Freedom K 2005 Fund	Mutual fund	150,686
*	Fidelity Freedom K 2010 Fund	Mutual fund	703,952
*	Fidelity Freedom K 2015 Fund	Mutual fund	3,526,875
*	Fidelity Freedom K 2020 Fund	Mutual fund	5,170,619
*	Fidelity Freedom K 2025 Fund	Mutual fund	4,095,778
*	Fidelity Freedom K 2030 Fund	Mutual fund	3,696,450
*	Fidelity Freedom K 2035 Fund	Mutual fund	2,308,579
*	Fidelity Freedom K 2040 Fund	Mutual fund	2,182,822
*	Fidelity Freedom K 2045 Fund	Mutual fund	1,933,139
*	Fidelity Freedom K 2050 Fund	Mutual fund	914,309
*	Fidelity Puritan K Fund	Mutual fund	8,837,156
	Franklin Small Mid-Cap Growth Fund	Mutual fund	5,566,546
	Perkins Mid Cap Value Fund	Mutual fund	8,659,896
	PIMCO Moderate Duration Fund	Mutual fund	14,316,870
*	Spartan US Equity Index Fund	Mutual fund	8,398,393
	Total Mutual Funds		111,725,831

	Common Stocks
*	Noble Energy, Inc.	Common stock	58,763,699
	Total Common Stocks		58,763,699

*	Brokerage link	Self-directed brokerage account	6,565,468
		Total Investments	206,667,818

*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 8.25%; maturity dates ranging from January 7, 2012 through July 31, 2024	4,759,834

			211,427,652

*	Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Index

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Date: June 14, 2012	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Vice President, Human Resources of Noble Energy, Inc.

Index

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm